UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

UNIVERSAL FOREST PRODUCTS, INC.
(Exact Name of Registrant as Specified in Charter)

Michigan	00-22684	38-1465835
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2801 East Beltline, N.E. Grand Rapids, Michigan	49525
(Address of principal executive office)	(Zip Code)

Registrant's telephone number, including area code: (616) 364-6161

Check the appropriate box to indicate the rule pursuant to which this form is being filed, And provide the period to which the information in this form applies:

✓	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Universal Forest Products, Inc. (the "Company") is filing this report on Form SD on a consolidated basis pursuant to Rule 13p-1 (the "Rule") promulgated under Section 13(p) of the Securities Exchange Act of 1934 (the "Act").  The Company has determined that certain "Conflict Minerals" (as defined in the Act) are contained in, and are necessary to the functionality or production of, certain products manufactured or contracted to be manufactured by the Company.  As such, the Company has performed a reasonable country of origin inquiry ("RCOI") to determine whether Conflict Minerals in its products originated in the Democratic Republic of the Congo ("DRC") or an adjoining country (as defined in the Act and, collectively with the DRC, the "Covered Countries"), or are from recycled or scrap sources.

The Company's RCOI included: (i) an assessment of which products manufactured by the Company (or  contracted to be manufactured by the Company) contain or might contain Conflict Minerals that are necessary to the functionality or production of the product, (ii) a determination of which suppliers furnish these products or materials that are incorporated into products to the Company, (iii) the dissemination of the EICC/GeSI Conflict Minerals Reporting Template (the "Template") to these identified suppliers, (iv) an analysis of the responses generated by suppliers via the Template and other communications, and (v) follow-up communications with suppliers as necessary for clarification.

The Template was developed by EICC/GeSI to facilitate disclosure and communication of information regarding mineral country of origin and smelters that provide material to a company’s supply chain.  It includes questions regarding a company’s conflict-free policy and engagement with its direct suppliers and a listing of the smelters the company and its suppliers use.  In addition, the Template contains questions about the origin of Conflict Minerals included in the company's products, as well as its supplier due diligence.

Based on the Company's RCOI, the Company has no reason to believe that any Conflict Minerals contained in the products it manufactures, or in those for which it contracts to manufacture, are from any Covered Country or, as the case may be for a particular product, reasonably believes that such Conflict Minerals are from recycled or scrap sources.

A copy of this disclosure is available on the Company's website at: http://www.ufpinvestor.com/phoenix.zhtml?c=116957&p=irol-corporateGovernance.

Section 2 - Exhibits

2.01	Exhibits

None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: June 2, 2014	UNIVERSAL FOREST PRODUCTS, INC.
(Registrant)

	By:	/s/ Michael R. Cole
Michael R. Cole
Chief Financial Officer and Treasurer